

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Steven Huffman
Chief Executive Officer
Reddit, Inc.
1455 Market Street, Suite 1600
San Francisco, California 94103

> **Re: Reddit, Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted November 16, 2022**
> **CIK No. 0001713445**

Dear Steven Huffman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1 submitted November 16, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Metrics, page 98

1. On page 100, you disclose that subsequent to September 30, 2022, you began to deploy further advances in your process used to identify and address accounts, including bots, that you believe violate your policies. Please revise to clarify whether you will recalculate your metrics for prior periods using this revised process and whether this revised process has identified a material number of accounts in violation of your policies.

Financial Statements
Note 17 - Subsequent events, page F-62

2.   We note on pages 122 and 123 that the most recent third party valuation is as of August 4, 2022. We also note on page F-62 that you granted additional RSUs on November 3, 2022 and the "valuation will be determined". Please revise the disclosure to include the November 3, 2022 valuation when it is completed and expand the disclosures to include the amount of unrecognized stock compensation expense on November 3, 2022 RSU grant.

    You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Sarah Axtell, Esq.